iPass Inc.

3800 Bridge Parkway

Redwood Shores, CA 94065

(650) 232-4100

September 18, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ji Shin, Attorney-Advisor
Jan Woo, Legal Branch Chief, Office of Information Technologies and Services

RE:	iPass Inc.
Registration Statement on Form S-3
File No. 333-220279

Ladies and Gentlemen:

iPass Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 21, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Very truly yours,

iPass Inc.

By:	/s/ Darin Vickery
Darin Vickery
Chief Financial Officer